25 Years
Apollo Hospitals
touching lives

February 16, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

09045558

Dear Sir,

Sub: Disclosure of shares pledged by Promoters/Promoter Group

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed disclosure in terms of Regulation 8A (4) of Securities & Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 containing details of shares pledged by the promoters/promoter group.

The disclosure is based on information received from the promoters/promoter group in terms of Regulation 8A (1) of Securities & Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 1997.

We further state that the Promoters/Promoter group have informed that the funds borrowed against the shares pledged by them were utilized for enhancing their equity stake in the Company.



Please take on record.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

## Reporting Format U/R 8A(4) to be filed by the Company to Stock Exchange

*(Format for filing the details of the shares pledged by the promoter or every person forming part of the promoter group by the company to stock exchange (s) in terms of Regulations 8A(4) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997)*

| | |
|---|---|
| Date of Reporting | 16th February 2009 |
| Name of the Company | Apollo Hospitals Enterprise Limited |
| Total No. of outstanding shares of the Company | 60,235,702 Equity Shares of Rs.10/- each |

| Name of the Entity | (A) Details of Transaction(s) | | (B) Aggregate details after the transaction(s) | | | |
|---|---|---|---|---|---|---|
| | | | | Information on pledge | | |
| | Date of Transaction | No. of shares pledged | Total No. of shares held by the entity in the company | Total No.of Shares pledged | % of total shares pledged to total no.of shares held by the entity in the company | % of shares pledged to total no. of outstanding shares of the company |
| (I) | (II) | (III) | (IV) | (V) | (VI) = (V) / (IV) | (VII) |
| PCR Investments Limited | 18-Jan-2001 | 1,250,000 | 7,713,587 | 7,570,000 | 98.14% | 12.57% |
| | 20-Dec-2002 | 200,000 | | | | |
| | 24-Jun-2004 | 350,000 | | | | |
| | 16-Mar-2006 | 700,000 | | | | |
| | 20-Sep-2006 | 750,000 | | | | |
| | 6-Nov-2006 | 1,800,000 | | | | |
| | 14-Jul-2007 | 594,050 | | | | |
| | 29-Nov-2007 | 335,950 | | | | |
| | 25-Jun-2008 | 200,000 | | | | |
| | 30-Jun-2008 | 50,000 | | | | |
| | 14-Jul-2008 | 250,000 | | | | |
| | 21-Jul-2008 | 200,000 | | | | |
| | 23-Aug-2008 | 350,000 | | | | |
| | 29-Sep-2008 | 50,000 | | | | |
| | 13-Oct-2008 | 90,000 | | | | |
| | 11-Nov-2008 | 50,000 | | | | |
| | 11-Nov-2008 | 300,000 | | | | |
| | 2-Dec-2008 | 50,000 | | | | |

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &

| Name of the Entity | (A) | | (B) Aggregate details after the transaction(s) | | | |
|---|---|---|---|---|---|---|
| | Details of Transaction(s) | | Total No. of shares held by the entity in the company | Information on pledge | | |
| | Date of Transaction | No. of shares pledged | | Total No.of Shares pledged | % of total shares pledged to total no.of shares held by the entity in the company | % of shares pledged to total no. of outstanding shares of the company |
| Ms. Sucharitha Reddy | 19-Apr-2007 | 100,000 | 1,370,837 | 1,350,000 | 98.48% | 2.24% |
| | 26-Jun-2007 | 1,200,000 | | | | |
| | 30-Oct-2008 | 50,000 | | | | |
| Ms. Preetha Reddy | 29-Nov-2001 | 400,000 | 1,682,270 | 650,000 | 38.64% | 1.08% |
| | 30-Mar-2004 | 150,000 | | | | |
| | 22-Sep-2004 | 100,000 | | | | |
| Ms. Suneeta Reddy | 21-Jul-2008 | 472,000 | 1,501,795 | 1,057,000 | 70.38% | 1.75% |
| | 25-Jul-2002 | 100,000 | | | | |
| | 20-Aug-2007 | 210,000 | | | | |
| | 19-Apr-2007 | 200,000 | | | | |
| | 28-May-2008 | 75,000 | | | | |
| Ms. Shobana Kamineni | 1-Dec-2000 | 79,086 | 1,094,976 | 79,086 | 7.22% | 0.13% |
| Ms. Sindoori Reddy | 19-Jul-2007 | 245,000 | 258,200 | 245,000 | 94.89% | 0.41% |
| Dr. Prathap C Reddy | - | - | 1,205,493 | - | - | - |
| Ms. Sangita Reddy | - | - | 2,486,254 | - | - | - |
| Mr. Karthik Anand | - | - | 110,300 | - | - | - |
| Mr. Harshad Reddy | - | - | 105,100 | - | - | - |
| Mr. Adithya Reddy | - | - | 105,100 | - | - | - |
| Ms. Upasana Kamineni | - | - | 133,638 | - | - | - |
| Mr. Puvansh Kamineni | - | - | 106,100 | - | - | - |
| Ms. Anushpala Kamineni | - | - | 129,587 | - | - | - |
| Mr. Anindth Reddy | - | - | 115,100 | - | | |

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

| Name of the Entity | (A) | | (B) Aggregate details after the transaction(s) | | | |
|---|---|---|---|---|---|---|
| | Details of Transaction(s) | | Total No. of shares held by the entity in the company | Information on pledge | | |
| | Date of Transaction | No. of shares pledged | | Total No.of Shares pledged | % of total shares pledged to total no.of shares held by the entity in the company | % of shares pledged to total no. of outstanding shares of the company |
| Mr. Viswajit Reddy | - | - | 111,150 | - | - | - |
| Mr. Viraj Madhav Reddy | - | - | 84,112 | - | - | - |
| Mr. P. Vijayakumar Reddy | - | - | 666 | - | - | - |
| Mr. Anil Kamineni | - | - | 10 | - | - | - |
| Mr. Vishweswar Reddy | - | - | 788,710 | - | - | - |
| Mr. P. Obul Reddy | - | - | 9,000 | - | - | - |
| Obul Reddy Invsts Ltd | - | - | 5,600 | - | - | - |
| Apollo Health Association | - | - | 15,600 | - | - | - |
| | | | | | | |
| | | **10,951,086** | **19,133,185** | **10,951,086** | **57.24%** | **18.18%** |

Notes :

1) "Entity" means " Promoter or every person forming part of the Promoter Group"

2) Details under (A) shall include chronological details of all individual transaction(s) in a quarter which when taken together exceeds the limit specified under Regulation 8A(4) of the SEBI (*Substantial Acquisition of Shares and Takeovers*) Regulations, 1997

3) Names of the promoter and promoter group shall be the same as appearing in other filings made with stock exchanges

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN

CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai

Date : 16th February 2009

END